EXHIBIT 99.1
Filed by Enterprise Financial Services Corp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Seacoast Commerce Banc Holdings
SEC Registration Statement No.: 333-248758
ENTERPRISE FINANCIAL REPORTS THIRD QUARTER 2020 RESULTS

Third Quarter Results
•Net income of $18.0 million, $0.68 per diluted share, including the impact of provision for credit losses of $0.40 per share
•Net interest margin (tax equivalent) of 3.29%
•Return on average assets of 0.86%
•Maintained dividend of $0.18 per share for fourth quarter
•Received Federal Reserve and FDIC approval for announced acquisition of Seacoast Commerce Banc Holdings (“Seacoast”) and Seacoast Commerce Bank

St. Louis, Mo. October 19, 2020 – Enterprise Financial Services Corp (Nasdaq: EFSC) (the “Company” or “EFSC”) reported net income of $18.0 million for the third quarter 2020, an increase of $3.3 million compared to the linked second quarter (“linked quarter”) and a decrease of $11.1 million from the prior year quarter. Earnings per diluted share (“EPS”) was $0.68 for the third quarter 2020, compared to $0.56 and $1.08 for the linked and prior year quarters, respectively. Net income and EPS in the current quarter increased from the linked quarter primarily due to a reduction in provision for credit losses and an increase in noninterest income. This increase was partially offset by $1.6 million of merger-related expenses. The decrease in net income and EPS from the prior year quarter was primarily due to an increase in provision for credit losses.

Jim Lally, EFSC’s President and Chief Executive Officer, commented, “Today we reported earnings of $0.68 per diluted share for the third quarter. These financial results reflect solid performance with pre-provision net revenue1 of $38.0 million, or 1.81% of average assets. Given the ongoing economic uncertainty, we continued to build our allowance for credit losses, and our earnings profile allowed us to also build capital during the third quarter. As we move into the end of 2020, we remain well positioned to continue to support our customers, complete the acquisition of Seacoast and execute on our business plans.”

Highlights

•Earnings - Net income in the third quarter 2020 was $18.0 million, an increase of $3.3 million compared to the linked quarter and a decrease of $11.1 million from the prior year quarter. EPS was $0.68 per diluted share for the third quarter 2020, compared to $0.56 and $1.08 per diluted share for the linked and prior year quarters, respectively.

•Pre-provision net revenue1 (“PPNR”) - PPNR (excluding merger-related expenses) of $38.0 million in the third quarter 2020 increased $0.1 million and decreased $0.7 million from the linked and prior year quarters, respectively.

1 PPNR is a non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

•Net interest income and net interest margin (“NIM”) - Net interest income of $63.4 million for the third quarter 2020 decreased $2.5 million and increased $0.3 million, from the linked quarter and prior year quarter, respectively. NIM was 3.29% for the third quarter 2020, compared to 3.53% and 3.81% for the linked quarter and prior year quarter, respectively.

•Noninterest income - Noninterest income of $12.6 million for the third quarter 2020 increased $2.7 million and decreased $0.9 million from the linked quarter and prior year quarter, respectively. The current quarter increase was driven by volume increases in deposit services, card services, mortgage banking and tax credit activity.

•Loans - Total loans declined $13.7 million, or 0.9% on an annualized basis, from the linked quarter to $6.1 billion as of September 30, 2020. Year-over-year, loans grew $898.3 million, or 17.2% on an annualized basis, from $5.2 billion as of September 30, 2019. Average loans totaled $6.1 billion for the quarter ended September 30, 2020 compared to $6.0 billion and $5.2 billion for the linked and prior year quarters, respectively. Paycheck Protection Program (“PPP”) loans primarily contributed to growth in the loan portfolio over the prior year quarter. As of September 30, 2020, loan modifications in a deferral status comprised 2% of the loan portfolio.

    PPP details:

	Quarter ended
($ in thousands, except per share data)	September 30, 2020	June 30, 2020
PPP loans outstanding, net of unearned fees	$819,100	$807,814
Average PPP loans outstanding, net	813,244	634,632
PPP average loan size	216	224
PPP interest and fee income	5,226	4,083
PPP unearned fees	19,522	22,414
PPP average yield	2.56%	2.59%

	Quarter ended
	September 30, 2020		June 30, 2020
Financial Metrics:	As Reported	Excluding PPP*	As Reported	Excluding PPP*
EPS	$0.68	$0.53	$0.56	$0.44
ROAA	0.86%	0.74%	0.72%	0.62%
PPNR ROAA (excluding merger-related exp)	1.81%	1.73%	1.87%	1.81%
Tangible common equity/tangible assets*	7.99%	8.89%	7.81%	8.67%
Leverage ratio	9.2%	10.2%	9.2%	10.0%
NIM (tax equivalent)	3.29%	3.37%	3.53%	3.62%
Allowance for credit losses on loans/loans	2.01%	2.32%	1.80%	2.07%

* Non-GAAP measures. Refer to discussion and reconciliation of these measures in the accompanying financial tables. Calculations not adjusted for increase in average deposits or increase in deposit expense, as applicable.

•Asset quality - The allowance for credit losses on loans to total loans increased to 2.01% at September 30, 2020 from 1.80% and 0.85% at June 30, 2020 and September 30, 2019, respectively. Nonperforming assets to total assets was 0.53% at September 30, 2020 compared to 0.55% and 0.33% at June 30, 2020 and September 30, 2019, respectively. Improving economic forecasts in the current quarter reduced the provision for credit losses compared to the first and second quarters of this year. This improvement was offset by an increase in qualitative reserves established for certain loan portfolios, including hospitality and loans that have received principal and interest deferrals.

•Deposits - Total deposits decreased $23.4 million, or 1.4% on an annualized basis, from the linked quarter to $6.7 billion as of September 30, 2020. Year-over-year, deposits grew $1.1 billion, or 18.7% on an annualized basis, from $5.6 billion as of September 30, 2019. Average deposits totaled $6.7 billion for the quarter ended September 30, 2020 compared to $6.6 billion and $5.6 billion for the linked and prior year quarters, respectively. Deposits attributable to PPP loan fundings primarily contributed to the growth in deposits over the prior year period. Noninterest deposit accounts represented 28.9% of total deposits at September 30, 2020, and the loan to deposit ratio was 91.8% at that date.

•Capital - Total shareholders’ equity was $882.3 million and the tangible common equity to tangible assets ratio was 7.99% at September 30, 2020, compared to 7.81% at June 30, 2020. The Bank’s regulatory capital ratios remain “well-capitalized,” with a common equity tier 1 ratio of 12.0% and a total risk-based capital ratio of 13.3% as of September 30, 2020. The Company’s common equity tier 1 ratio and total risk-based capital ratio was 10.2% and 14.6%, respectively, at September 30, 2020.

The Company suspended its repurchase of shares through the share repurchase plan in March 2020. There are 95,907 shares available for repurchase under the existing authorization.

The Company’s Board of Directors approved a quarterly dividend of $0.18 per common share, payable on December 31, 2020 to shareholders of record as of December 15, 2020.

•Liquidity - The Company maintains a high level of both on-balance-sheet and off-balance-sheet liquidity. At September 30, 2020, on-balance-sheet liquidity consisted of cash and unpledged investment securities of $1.0 billion. Off-balance-sheet liquidity totaled $1.5 billion through the Federal Home Loan Bank, Federal Reserve and correspondent bank lines. The Company also has an unused $25 million revolving line of credit and maintains a shelf registration allowing for the issuance of various forms of equity and debt securities. The $63.3 million subordinated debt issuance in the second quarter 2020 also has enhanced the holding company’s liquidity position.

Net Interest Income
Average Balance Sheets
The following table presents, for the periods indicated, certain information related to our average interest-earning assets and interest-bearing liabilities, as well as, the corresponding interest rates earned and paid, all on a tax-equivalent basis.

	Quarter ended
	September 30, 2020			June 30, 2020			September 30, 2019
($ in thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets
Interest-earning assets:
Loans, excluding incremental accretion*	$6,112,715	$61,516	4.00%	$6,032,076	$63,869	4.26%	$5,178,009	$69,193	5.30%
Debt and equity investments*	1,361,515	8,761	2.56	1,361,853	9,220	2.72	1,312,860	9,610	2.90
Short-term investments	295,854	113	0.15	177,267	87	0.20	113,214	572	2.00
Total earning assets	7,770,084	70,390	3.60	7,571,196	73,176	3.89	6,604,083	79,375	4.77

Noninterest-earning assets	571,884			587,008			618,274

Total assets	$8,341,968			$8,158,204			$7,222,357

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing transaction accounts	$1,529,097	$255	0.07%	$1,487,467	$244	0.07%	$1,356,328	$2,048	0.60%
Money market accounts	1,981,026	1,003	0.20	1,941,874	995	0.21	1,639,603	6,959	1.68
Savings	605,475	45	0.03	590,104	45	0.03	548,109	232	0.17
Certificates of deposit	630,076	2,409	1.52	718,529	3,099	1.73	820,943	3,970	1.92
Total interest-bearing deposits	4,745,674	3,712	0.31	4,737,974	4,383	0.37	4,364,983	13,209	1.20
Subordinated debentures	203,438	2,826	5.53	169,311	2,316	5.50	141,136	1,956	5.50
FHLB advances	250,000	720	1.15	251,231	455	0.73	378,207	2,203	2.31
Securities sold under agreements to repurchase	199,308	59	0.12	192,117	57	0.12	155,238	327	0.84
Other borrowings	31,413	116	1.47	32,842	147	1.80	37,817	337	3.54
Total interest-bearing liabilities	5,429,833	7,433	0.54	5,383,475	7,358	0.55	5,077,381	18,032	1.41

Noninterest-bearing liabilities:
Demand deposits	1,920,694			1,813,760			1,232,360
Other liabilities	105,945			92,806			68,642
Total liabilities	7,456,472			7,290,041			6,378,383
Shareholders' equity	885,496			868,163			843,974
Total liabilities and shareholders' equity	$8,341,968			$8,158,204			$7,222,357

Core net interest income[3]		62,957			65,818			61,343
Core net interest margin[3]			3.22%			3.50%			3.69%

Incremental accretion on non-core acquired loans		1,235			719			2,140

Total net interest income		$64,192			$66,537			$63,483
Net interest margin			3.29%			3.53%			3.81%
* Non-taxable income is presented on a tax-equivalent basis using a 24.7% tax rate. The tax-equivalent adjustments were $0.8 million for the three months ended September 30, 2020, $0.7 million for the three months ended June 30, 2020, and $0.4 million for the three months ended September 30, 2019.
3 Core net interest income and core NIM are non-GAAP measures. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

Net interest income for the third quarter decreased $2.5 million to $63.4 million from $65.8 million in the linked quarter, and increased $0.3 million from the prior year period. NIM, on a tax equivalent basis, was 3.29% for the third quarter, compared to 3.53% in the linked quarter, and 3.81% in the third quarter of 2019. The decrease from the linked quarter was primarily due to slightly lower rates on non-PPP loans plus the impact of the low yield on PPP loans. Additionally, loan yields for non-PPP loans declined in the linked quarter due to both LIBOR resets as well as lower rates on new loans and renewing loans which, combined, impacted yields by 20 basis points.

Core net interest income and core NIM noted in the table below exclude incremental accretion on non-core acquired loans.

	Quarter ended
($ in thousands)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Net interest income	$63,354	$65,833	$63,368	$61,613	$63,046
Less: Incremental accretion income[2]	1,235	719	1,273	576	2,140
Core net interest income[3]	$62,119	$65,114	$62,095	$61,037	$60,906

Net interest margin (tax equivalent)	3.29%	3.53%	3.79%	3.68%	3.81%
Core net interest margin[3] (tax equivalent)	3.22%	3.50%	3.71%	3.64%	3.69%

2 Represents incremental accretion income on non-core acquired loans which were acquired from the FDIC and previously covered by shared-loss agreements.
3 Core net interest income and core NIM are non-GAAP measures. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

NIM decreased 24 basis points from the linked quarter to 3.29% during the current quarter primarily due to a 29 basis point decrease in earning asset yields. The decrease in the earning asset yield was primarily due to a combination of higher average balances on PPP loans (two bps), lower average balances for non-PPP loans (six bps), and an increase in short-term investment balances (five bps), combined with reduced investment (two bps) and loan (14 bps) yields, each as compared to the linked quarter. The full-quarter impact of $63.3 million of subordinated debentures issued during the second quarter negatively impacted NIM by an additional two basis points.

The cost of interest-bearing liabilities was relatively unchanged from the linked quarter. The Company responded to interest rate trends earlier in the year by reducing the cost of certain managed money market and interest-bearing transaction accounts. Increases in the cost of borrowings were offset by lower balances and rates on brokered and other time deposits.

Loans
The following table presents total loans for the most recent five quarters:

	Quarter ended
($ in thousands)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
C&I	$1,080,860	$1,057,899	$1,186,240	$1,186,667	$1,174,569
CRE investor owned	1,284,351	1,302,235	1,319,316	1,290,258	1,281,332
CRE owner occupied	583,430	599,800	584,491	582,579	566,219
SBA PPP loans	819,100	807,814	—	—	—
Enterprise value lending[a]	367,337	382,828	440,764	428,896	417,521
Life insurance premium financing[a]	517,559	520,705	496,471	472,822	468,051
Residential real estate	321,482	326,697	346,461	366,261	386,174
Construction and land development	450,225	455,686	445,909	428,681	403,590
Tax credits[a]	368,908	363,222	354,046	294,210	265,626
Agriculture	190,969	191,093	168,237	139,873	136,249
Other	142,086	132,072	115,582	124,090	128,683
Total Loans	$6,126,307	$6,140,051	$5,457,517	$5,314,337	$5,228,014

Total loan yield	4.08%	4.31%	5.06%	5.08%	5.47%
Total C&I loans to total loans[b]	51%	51%	45%	44%	44%
Variable interest rate loans to total loans[b]	50%	51%	60%	59%	60%

Certain prior period amounts have been reclassified among the categories to conform to the current period presentation
[a] Specialized categories may include a mix of C&I, CRE, construction and land development, or other loans.
[b]Ratios include the impact of PPP.

Loans totaled $6.1 billion at September 30, 2020, decreasing $13.7 million, or 0.9% on an annualized basis, compared to the linked quarter. Year-over-year, loans increased $898.3 million, or 17.2% on an annualized basis. The year-over-year increase was primarily due to PPP loans. The largest growth categories, excluding PPP, compared to the linked quarter were C&I, other, and tax credits. New loan originations, excluding PPP, and revolving line advances increased during the quarter from the linked quarter, offset by accelerated loan paydowns. Line draw utilization continues to decline. At September 30, 2020 utilization was 40.1% compared to 40.3% and 49.5% at June 30, 2020 and March 31, 2020, respectively.

The Company has implemented several loan programs to assist its customers impacted by the COVID-19 pandemic. These programs include consumer and business deferral programs and expanded small business lines of credit.

The following table presents loan modifications currently in a deferral status at the periods presented:

	Quarter ended
($ in thousands)	September 30, 2020	June 30, 2020
Commercial real estate	$48,081	$404,295
Commercial and industrial	46,041	171,108
Construction real estate	44,243	88,369
Residential real estate	974	21,762
Other	12	134
Total loan modifications	$139,351	$685,668

Percentage of total loans	2%	11%

Asset Quality
The following table presents the categories of nonperforming assets and related ratios for the most recent five quarters:

	Quarter ended
($ in thousands)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Nonperforming loans	$39,623	$41,473	$37,204	$26,425	$15,569
Other real estate	4,835	4,874	5,072	6,344	8,498
Nonperforming assets	$44,458	$46,347	$42,276	$32,769	$24,067

Nonperforming loans to total loans	0.65%	0.68%	0.68%	0.50%	0.30%
Nonperforming assets to total assets	0.53%	0.55%	0.56%	0.45%	0.33%
Allowance for loan losses to total loans	2.01%	1.80%	1.69%	0.81%	0.85%
Net charge-offs	$1,027	$309	$1,183	$2,544	$1,070

Nonperforming loans decreased $1.9 million to $39.6 million at September 30, 2020 from $41.5 million at June 30, 2020. Activity during the current quarter primarily included additions of $10.5 million, paydowns of $9.7 million, and charge-offs of $2.6 million. The addition of $10.5 million during the quarter was primarily from one $8.7 million hotel loan that went on nonaccrual. Other real estate decreased slightly during the third quarter 2020 due to write-downs and sales of $0.3 million offset by one addition of $0.3 million.

The Company recorded a provision for credit losses of $14.1 million for the third quarter 2020 compared to $19.6 million for the linked quarter and $1.8 million for the prior year quarter. The provision for credit losses in the third quarter 2020 was primarily due an increase in individual reserves and qualitative reserves for certain higher-risk loan portfolios. To the extent that the Company does not recognize charge-offs and economic forecasts improve in future periods, the Company could recognize a reversal of provision for credit losses. Conversely, if economic conditions and the Company’s forecast continue to worsen, the Company could recognize elevated levels of provision for credit losses.

Deposits
The following table presents deposits broken out by type for the most recent five quarters:

	Quarter ended
($ in thousands)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Noninterest-bearing accounts	$1,929,540	$1,965,868	$1,354,571	$1,327,348	$1,295,450
Interest-bearing transaction accounts	1,499,756	1,508,535	1,389,603	1,367,444	1,307,855
Money market and savings accounts	2,634,885	2,566,011	2,479,828	2,249,784	2,201,052
Brokered certificates of deposit	65,209	85,414	170,667	215,758	209,754
Other certificates of deposit	546,836	573,752	595,237	610,689	610,269
Total deposit portfolio	$6,676,226	$6,699,580	$5,989,906	$5,771,023	$5,624,380

Noninterest-bearing deposits to total deposits	28.9%	29.3%	22.6%	23.0%	23.0%

Total deposits at September 30, 2020 were $6.7 billion, a decrease of $23.4 million from June 30, 2020, and an increase of $1.1 billion from September 30, 2019.

Core deposits, defined as total deposits excluding certificates of deposits, were $6.1 billion at September 30, 2020, an increase of $23.8 million from the linked quarter. Money market and savings accounts increased $68.9 million as compared to the linked quarter while all other accounts declined. Noninterest-bearing deposits were $1.9 billion at September 30, 2020, a decrease of $36.3 million compared to June 30, 2020, and an increase of $634.1 million compared to September 30, 2019. Certificates of deposit decreased $47.1 million from the linked quarter and $208.0 million from the prior year quarter. The total cost of deposits was 0.22% for the current quarter compared to 0.27% and 0.94% for the linked quarter and prior year quarter, respectively.

Noninterest Income
The following table presents a comparative summary of the major components of noninterest income for the periods indicated:

	Linked quarter comparison				Prior year comparison
	Quarter ended				Quarter ended
($ in thousands)	September 30, 2020	June 30, 2020	Increase (decrease)		September 30, 2019	Increase (decrease)
Service charges on deposit accounts	$2,798	$2,616	$182	7%	$3,246	$(448)	(14)%
Wealth management revenue	2,456	2,326	130	6%	2,661	(205)	(8)%
Card services revenue	2,498	2,225	273	12%	2,494	4	—%
Tax credit income	748	(221)	969	438%	1,238	(490)	(40)%
Miscellaneous income	4,129	3,014	1,115	37%	3,925	204	5%
Total noninterest income	$12,629	$9,960	$2,669	27%	$13,564	$(935)	(7)%

Total noninterest income for third quarter 2020 was $12.6 million, an increase of $2.7 million from the linked quarter and a decrease of $0.9 million from the prior year quarter. The increase from the linked quarter was primarily due to improved transaction volumes for deposit service charges and card services, increased tax credit income and continued growth in mortgage revenue.

Noninterest Expenses
Noninterest expense was $39.5 million for the third quarter 2020, compared to $37.9 million for the linked quarter, and $38.2 million for the third quarter 2019. The increase from the linked quarter and prior year quarter was primarily due to merger-related expenses of $1.6 million.
For the third quarter 2020, the Company’s efficiency ratio was 52.0% compared to 50.0% and 49.9% for the linked quarter and prior year quarter, respectively. The Company’s core efficiency ratio4 was 51.0% for the quarter ended September 30, 2020, compared to 50.7% for the linked quarter and 51.7% for the prior year quarter.
4 Core efficiency ratio is a non-GAAP measure. Refer to discussion and reconciliation of this measure in the accompanying financial tables.

Income Taxes
The Company’s effective tax rate was 20% for each of the quarters ended September 30, 2020, the linked quarter and prior year quarter.

Capital
The following table presents various EFSC capital ratios:

	Quarter ended
Percent	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Total risk-based capital to risk-weighted assets	14.6%	14.4%	12.9%	12.9%	12.7%
Tier 1 capital to risk weighted assets	11.6%	11.4%	11.0%	11.4%	11.2%
Common equity tier 1 capital to risk-weighted assets	10.2%	9.9%	9.6%	9.9%	9.6%
Tangible common equity to tangible assets[5]	8.0%	7.8%	8.4%	8.9%	8.5%

[5] Tangible common equity to tangible assets is a non-GAAP measure. Refer to discussion and reconciliation of this measure in the accompanying financial tables.

The Company’s strong earnings profile continues to build total capital even with the elevated level of provision for credit losses in 2020. The growth in the balance sheet due to PPP did not negatively impact the Company’s regulatory capital ratios due to the SBA guarantee. The issuance of subordinated debt during the second quarter of 2020 enhanced total risk-based capital. Capital ratios for the current quarter are subject to, among other things, completion and filing of the Company’s regulatory reports and ongoing regulatory review.

Use of Non-GAAP Financial Measures
The Company’s accounting and reporting policies conform to generally accepted accounting principles in the United States (“GAAP”) and the prevailing practices in the banking industry. However, the Company provides other financial measures, such as core net interest income, core net interest margin, tangible common equity, core efficiency ratios, ROATCE, PPNR, financial metrics adjusted for PPP impact, and the tangible common equity ratio, in this release that are considered “non-GAAP financial measures.” Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position, or cash flows that exclude (or include) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP.

The Company considers its core net interest income, core net interest margin, core efficiency ratio, ROATCE, PPNR, financial metrics adjusted for PPP impact, and the tangible common equity ratio, collectively “core performance measures,” presented in this earnings release and the included tables as important measures of financial performance, even though they are non-GAAP measures, as they provide supplemental information by which to evaluate the impact of non-core acquired loans, which were acquired from the FDIC and previously covered by shared-loss agreements, and the related income and expenses, the impact of certain non-comparable items, and the Company’s operating performance on an ongoing basis. Core performance measures include contractual interest on non-core acquired loans, but exclude incremental accretion on these loans. Core performance measures also exclude expenses directly related to non-core acquired loans. Core performance measures also exclude certain other income and expense items, such as merger related expenses, facilities charges, and the gain or loss on sale of investment securities, the Company believes to be not indicative of or useful to measure the Company’s operating performance on an ongoing basis. The attached tables contain a reconciliation of these core performance measures to the GAAP measures. The Company believes that the tangible common equity ratio provides useful information to investors about the Company’s capital strength even though it is considered to be a non-GAAP financial measure and is not part of the regulatory capital requirements to which the Company is subject.

The Company believes these non-GAAP measures and ratios, when taken together with the corresponding GAAP measures and ratios, provide meaningful supplemental information regarding the Company’s performance and capital strength. The Company’s management uses, and believes that investors benefit from referring to, these non-GAAP measures and ratios in assessing the Company’s operating results and related trends and when forecasting future periods. However, these non-GAAP measures and ratios should be considered in addition to, and not as a substitute for or preferable to, ratios prepared in accordance with GAAP. In the attached tables, the Company has provided a reconciliation of, where applicable, the most comparable GAAP financial measures and ratios to the non-

GAAP financial measures and ratios, or a reconciliation of the non-GAAP calculation of the financial measures for the periods indicated.

Conference Call and Webcast Information
The Company will host a conference call and webcast at 10:00 a.m. Central Time on Tuesday, October 20, 2020. During the call, management will review the third quarter of 2020 results and related matters. This press release as well as a related slide presentation will be accessible on the Company’s website at www.enterprisebank.com under “Investor Relations” prior to the scheduled broadcast of the conference call. The call can be accessed via this same website page, or via telephone at 1-800-353-6461 (Conference ID #6978860). A recorded replay of the conference call will be available on the website two hours after the call’s completion. Visit http://bit.ly/EFSC3Q2020earnings and register to receive a dial in number, passcode, and pin number. The replay will be available for approximately two weeks following the conference call.

About Enterprise
Enterprise Financial Services Corp (Nasdaq: EFSC), with approximately $8 billion in assets, is a financial holding company headquartered in Clayton, Missouri. Enterprise Bank & Trust, a Missouri state-chartered trust company with banking powers and a wholly-owned subsidiary of EFSC, operates 34 branch offices in Arizona, Kansas, Missouri and New Mexico. Enterprise Bank & Trust offers a range of business and personal banking services and wealth management services. Enterprise Trust, a division of Enterprise Bank & Trust, provides financial planning, estate planning, investment management and trust services to businesses, individuals, institutions, retirement plans and non-profit organizations. Additional information is available at www.enterprisebank.com.

Enterprise Financial Services Corp’s common stock is traded on the Nasdaq Stock Market under the symbol “EFSC.” Please visit our website at www.enterprisebank.com to see our regularly posted material information.

On August 20, 2020, the Company and its wholly-owned subsidiary bank, Enterprise Bank & Trust, entered into a definitive agreement with Seacoast Commerce Banc Holdings (“Seacoast”) and its wholly-owned bank subsidiary, Seacoast Commerce Bank (“Seacoast Bank”), pursuant to which the Company will acquire Seacoast and Seacoast Bank. Pursuant to the terms of the definitive agreement, upon consummation of the proposed transaction, Seacoast shareholders will receive 0.5061 shares of EFSC common stock for each share of Seacoast common stock they hold. Headquartered in San Diego, California, Seacoast had approximately $1.3 billion in total assets, $1.1 billion in loans, and $1.0 billion in deposits as of June 30, 2020 and operates four full-service banking offices in San Diego, California and one in Las Vegas, Nevada. In addition, Seacoast has 20 loan production offices and six deposit production offices across the country. As of June 30, 2020, Seacoast Bank was ranked as the 8th largest Small Business Administration lender in the nation and has a history of both strong revenue and earnings growth in recent years. The proposed transaction has been approved by the Federal Reserve and FDIC, and remains subject to the approval of Seacoast’s shareholders. The Company expects to consummate the proposed transaction in the fourth quarter of 2020.

Forward-looking Statements
Readers should note that, in addition to the historical information contained herein, this press release contains “forward-looking statements” within the meaning of, and intended to be covered by, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements based on management’s current expectations and beliefs concerning future developments and their potential effects on the Company including, without limitation, plans, strategies and goals, and statements about the Company’s expectations regarding revenue and asset growth, financial performance and profitability, loan and deposit growth, yields and returns, loan diversification and credit management, shareholder value creation and the impact of the Seacoast acquisition and other acquisitions.

Forward-looking statements include, but are not limited to, statements about the Company’s plans, expectations, and projections of future financial and operating results, as well as statements regarding the Company’s plans, objectives, expectations or consequences of announced transactions. The Company uses words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “could,”

“continue,” and “intend”, and variations of such words and similar expressions, in this release to identify such forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those contemplated from such statements. The COVID-19 pandemic is adversely affecting us, our customers, counterparties, employees, and third-party service providers, and the ultimate extent of the impacts on our business, financial position, results of operations, liquidity, and prospects is uncertain. Continued deterioration in general business and economic conditions, including further increases in unemployment rates, or turbulence in domestic or global financial markets could adversely affect our revenues and the values of our assets and liabilities, reduce the availability of funding, lead to a tightening of credit, and further increase stock price volatility. In addition, changes to statutes, regulations, or regulatory policies or practices as a result of, or in response to COVID-19, could affect us in substantial and unpredictable ways.  Other factors that could cause or contribute to such differences include, but are not limited to, the Company’s ability to efficiently integrate acquisitions, including the Seacoast acquisition, into its operations, retain the customers of these businesses and grow the acquired operations, as well as credit risk, changes in the appraised valuation of real estate securing impaired loans, outcomes of litigation and other contingencies, exposure to general and local economic conditions, risks associated with rapid increases or decreases in prevailing interest rates, consolidation in the banking industry, competition from banks and other financial institutions, the Company’s ability to attract and retain relationship officers and other key personnel, burdens imposed by federal and state regulation, changes in regulatory requirements, changes in accounting policies and practices or accounting standards, including ASU 2016-13 (Topic 326), “Measurement of Credit Losses on Financial Instruments,” commonly referenced as the Current Expected Credit Loss (“CECL”) model, which changed how we estimate credit losses and may increase the required level of our allowance for credit losses after adoption on January 1, 2020, uncertainty regarding the future of LIBOR, natural disasters, war or terrorist activities, or pandemics, or the outbreak of COVID-19 or similar outbreaks, and their effects on economic and business environments in which we operate, as well as other risk factors described in the Company’s 2019 Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future events unless required under the federal securities laws.

Notice to Seacoast Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with EFSC’s proposed acquisition of Seacoast, EFSC filed a registration statement on Form S-4 (File No. 333-248758) (the “Registration Statement”) with the SEC. The Registration Statement includes a preliminary proxy statement of Seacoast and a preliminary prospectus of EFSC, which are jointly referred to as the proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on September 28, 2020.

SHAREHOLDERS OF SEACOAST ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE ACQUISITION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND RELATED MATTERS.

The final proxy statement/prospectus was mailed to Seacoast’s shareholders of recorded as of the close of business on September 24, 2020. Investors and security holders will be able to obtain the Registration Statement, the proxy statement/prospectus, and any other documents EFSC has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by EFSC are available free of charge by (1) accessing EFSC’s website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North Meramec, Clayton, Missouri 63105, Attention: Investor Relations, or (3) writing Seacoast at 11939 Rancho Bernardo Road, Suite 200, San Diego, CA 92128, Attention: Chief Financial Officer.

Participants in Solicitation

EFSC and Seacoast and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Seacoast in connection with the proposed merger. Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC’s 2020 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2020 and as amended by supplements to the proxy statement filed with the SEC on March 25, 2020 and April 15, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed acquisition. Free copies of this document may be obtained as described in the preceding paragraph.

For more information contact
Investor Relations: Keene Turner, Executive Vice President and CFO (314) 512-7233
Media: Karen Loiterstein, Senior Vice President (314) 512-7141

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited)

	Quarter ended					Nine Months ended
(in thousands, except per share data)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
EARNINGS SUMMARY
Net interest income	$63,354	$65,833	$63,368	$61,613	$63,046	$192,555	$177,104
Provision for credit losses	14,080	19,591	22,264	1,341	1,833	55,935	5,031
Noninterest income	12,629	9,960	13,408	14,418	13,564	35,997	34,758
Noninterest expense	39,524	37,912	38,673	38,354	38,239	116,109	127,131
Income before income tax expense	22,379	18,290	15,839	36,336	36,538	56,508	79,700
Income tax expense	4,428	3,656	2,971	7,246	7,469	11,055	16,051
Net income	$17,951	$14,634	$12,868	$29,090	$29,069	$45,453	$63,649

Diluted earnings per share	$0.68	$0.56	$0.48	$1.09	$1.08	$1.73	$2.45
Return on average assets	0.86%	0.72%	0.70%	1.58%	1.60%	0.76%	1.26%
Return on average common equity	8.06%	6.78%	5.98%	13.43%	13.66%	6.96%	11.00%
Return on average tangible common equity	10.94%	9.28%	8.22%	18.54%	19.08%	9.51%	15.16%
Net interest margin (tax equivalent)	3.29%	3.53%	3.79%	3.68%	3.81%	3.52%	3.85%
Core net interest margin (tax equivalent)[1]	3.22%	3.50%	3.71%	3.64%	3.69%	3.47%	3.76%
Efficiency ratio	52.02%	50.02%	50.37%	50.45%	49.91%	50.80%	60.01%
Core efficiency ratio[1]	51.04%	50.66%	51.21%	50.73%	51.73%	50.97%	52.96%

Total assets	$8,367,976	$8,357,501	$7,500,643	$7,333,791	$7,346,791
Total average assets	8,341,968	8,158,204	7,363,605	7,322,496	7,222,357	$7,956,006	$6,749,988
Total deposits	6,676,226	6,699,580	5,989,906	5,771,023	5,624,380
Total average deposits	6,666,368	6,551,734	5,837,717	5,756,292	5,597,343	6,353,087	5,296,257
Period end common shares outstanding	26,210	26,196	26,161	26,543	26,613
Dividends per common share	$0.18	$0.18	$0.18	$0.17	$0.16	$0.54	$0.45
Tangible book value per common share	$24.80	$24.22	$23.38	$23.76	$22.82
Tangible common equity to tangible assets[1]	7.99%	7.81%	8.42%	8.89%	8.54%
Total risk-based capital to risk-weighted assets	14.6%	14.4%	12.8%	12.9%	12.7%

[1]Refer to Reconciliations of Non-GAAP Financial Measures table for a reconciliation of these measures to GAAP.

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	Quarter ended					Nine Months ended
($ in thousands, except per share data)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
INCOME STATEMENTS
NET INTEREST INCOME
Total interest income	$70,787	$73,191	$76,688	$77,238	$81,078	$220,666	$227,896
Total interest expense	7,433	7,358	13,320	15,625	18,032	28,111	50,792
Net interest income	63,354	65,833	63,368	61,613	63,046	192,555	177,104
Provision for credit losses	14,080	19,591	22,264	1,341	1,833	55,935	5,031
Net interest income after provision for credit losses	49,274	46,242	41,104	60,272	61,213	136,620	172,073

NONINTEREST INCOME
Deposit service charges	2,798	2,616	3,143	3,254	3,246	8,557	9,547
Wealth management revenue	2,456	2,326	2,501	2,618	2,661	7,283	7,314
Card services revenue	2,498	2,225	2,247	2,409	2,494	6,970	6,745
Tax credit income	748	(221)	2,036	3,425	1,238	2,563	1,968
Other income	4,129	3,014	3,481	2,712	3,925	10,624	9,184
Total noninterest income	12,629	9,960	13,408	14,418	13,564	35,997	34,758

NONINTEREST EXPENSE
Employee compensation and benefits	22,040	22,389	21,685	20,411	20,845	66,114	60,884
Occupancy	3,408	3,185	3,347	3,461	3,179	9,940	9,004
Merger-related expenses	1,563	—	—	—	393	1,563	17,969
Other	12,513	12,338	13,641	14,482	13,822	38,492	39,274
Total noninterest expense	39,524	37,912	38,673	38,354	38,239	116,109	127,131

Income before income tax expense	22,379	18,290	15,839	36,336	36,538	56,508	79,700
Income tax expense	4,428	3,656	2,971	7,246	7,469	11,055	16,051
Net income	$17,951	$14,634	$12,868	$29,090	$29,069	$45,453	$63,649

Basic earnings per share	$0.68	$0.56	$0.49	$1.10	$1.09	$1.73	$2.46
Diluted earnings per share	$0.68	$0.56	$0.48	$1.09	$1.08	$1.73	$2.45

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	Quarter ended
($ in thousands)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
BALANCE SHEETS
ASSETS
Cash and due from banks	$98,816	$100,804	$98,619	$74,769	$153,730
Interest-earning deposits	301,773	254,830	88,794	96,217	106,747
Debt and equity investments	1,375,931	1,387,001	1,382,149	1,354,527	1,354,986
Loans held for sale	14,032	16,029	8,430	5,570	6,281

Loans	6,126,307	6,140,051	5,457,517	5,314,337	5,228,014
Less: Allowance for loan losses	123,270	110,270	92,187	43,288	44,555
Total loans, net	6,003,037	6,029,781	5,365,330	5,271,049	5,183,459

Fixed assets, net	56,807	58,231	59,358	60,013	59,216
Goodwill	210,344	210,344	210,344	210,344	211,251
Intangible assets, net	21,820	23,196	24,585	26,076	27,626
Other assets	285,416	277,285	263,034	235,226	243,495
Total assets	$8,367,976	$8,357,501	$7,500,643	$7,333,791	$7,346,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing deposits	$1,929,540	$1,965,868	$1,354,571	$1,327,348	$1,295,450
Interest-bearing deposits	4,746,686	4,733,712	4,635,335	4,443,675	4,328,930
Total deposits	6,676,226	6,699,580	5,989,906	5,771,023	5,624,380
Subordinated debentures	203,510	203,384	141,336	141,258	141,179
FHLB advances	250,000	250,000	222,000	222,406	461,426
Other borrowings	239,038	227,961	205,918	265,172	199,634
Other liabilities	116,935	108,613	95,047	66,747	74,077
Total liabilities	7,485,709	7,489,538	6,654,207	6,466,606	6,500,696
Shareholders’ equity	882,267	867,963	846,436	867,185	846,095
Total liabilities and shareholders’ equity	$8,367,976	$8,357,501	$7,500,643	$7,333,791	$7,346,791

Average Balance Sheets
The following table presents, for the periods indicated, certain information related to our average interest-earning assets and interest-bearing liabilities, as well as, the corresponding interest rates earned and paid, all on a tax equivalent basis.

	Nine Months ended
	September 30, 2020			September 30, 2019
($ in thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets
Interest-earning assets:
Loans, excluding incremental accretion*	$5,833,368	$191,403	4.38%	$4,930,635	$197,996	5.37%
Debt and equity investments*	1,356,796	27,688	2.73	1,153,632	25,055	2.90
Short-term investments	188,849	500	0.35	108,930	1,722	2.11
Total earning assets	7,379,013	219,591	3.98	6,193,197	224,773	4.85

Noninterest-earning assets	576,993			556,791

Total assets	$7,956,006			$6,749,988

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing transaction accounts	$1,464,144	$1,836	0.17%	$1,273,591	$5,972	0.63%
Money market accounts	1,911,584	6,738	0.47	1,579,702	20,470	1.73
Savings	579,619	233	0.05	471,024	646	0.18
Certificates of deposit	713,633	9,176	1.72	783,182	11,060	1.89
Total interest-bearing deposits	4,668,980	17,983	0.51	4,107,499	38,148	1.24
Subordinated debentures	171,465	7,061	5.50	135,512	5,562	5.49
FHLB advances	240,596	2,070	1.15	286,267	5,297	2.47
Securities sold under agreements to repurchase	197,776	479	0.32	168,740	939	0.74
Other borrowed funds	32,836	518	2.11	31,102	846	3.64
Total interest-bearing liabilities	5,311,653	28,111	0.71	4,729,120	50,792	1.44

Noninterest-bearing liabilities:
Demand deposits	1,684,107			1,188,758
Other liabilities	87,302			58,267
Total liabilities	7,083,062			5,976,145
Shareholders' equity	872,944			773,843
Total liabilities and shareholders' equity	$7,956,006			$6,749,988

Core net interest income[1]		191,480			173,981
Core net interest margin[1]			3.47%			3.76%

Incremental accretion on non-core acquired loans		3,227			4,207

Total net interest income		$194,707			$178,188
Net interest margin			3.52%			3.85%
* Non-taxable income is presented on a tax-equivalent basis using a 24.7% tax rate. The tax-equivalent adjustments were $2.2 million and $1.1 million for the nine months ended September 30, 2020 and 2019, respectively.

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	Quarter ended
($ in thousands)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
LOAN PORTFOLIO
Commercial and industrial	$3,152,394	$3,143,197	$2,469,013	$2,361,157	$2,303,495
Commercial real estate	2,027,886	2,048,444	2,048,357	1,997,321	1,967,888
Construction real estate	474,727	481,221	469,627	457,273	433,486
Residential real estate	321,792	326,992	346,758	366,261	386,173
Other	149,508	140,197	123,762	132,325	136,972
Total loans	$6,126,307	$6,140,051	$5,457,517	$5,314,337	$5,228,014

DEPOSIT PORTFOLIO
Noninterest-bearing accounts	$1,929,540	$1,965,868	$1,354,571	$1,327,348	$1,295,450
Interest-bearing transaction accounts	1,499,756	1,508,535	1,389,603	1,367,444	1,307,855
Money market and savings accounts	2,634,885	2,566,011	2,479,828	2,249,784	2,201,052
Brokered certificates of deposit	65,209	85,414	170,667	215,758	209,754
Other certificates of deposit	546,836	573,752	595,237	610,689	610,269
Total deposit portfolio	$6,676,226	$6,699,580	$5,989,906	$5,771,023	$5,624,380

AVERAGE BALANCES
Total loans	$6,112,715	$6,032,076	$5,352,243	$5,279,500	$5,178,009
Debt and equity investments	1,361,515	1,361,853	1,346,968	1,322,017	1,312,860
Interest-earning assets	7,770,084	7,571,196	6,791,459	6,704,506	6,604,083
Total assets	8,341,968	8,158,204	7,363,605	7,322,496	7,222,357
Deposits	6,666,368	6,551,734	5,837,717	5,756,292	5,597,343
Shareholders’ equity	885,496	868,163	865,035	859,674	843,974
Tangible common equity[1]	652,663	633,946	629,390	622,502	604,331

YIELDS (tax equivalent)
Total loans	4.08%	4.31%	5.06%	5.08%	5.47%
Debt and equity investments	2.56	2.72	2.90	2.91	2.90
Interest-earning assets	3.67	3.93	4.58	4.60	4.90
Interest-bearing deposits	0.31	0.37	0.88	1.05	1.20
Total deposits	0.22	0.27	0.68	0.81	0.94
Subordinated debentures	5.53	5.50	5.46	5.46	5.50
FHLB advances and other borrowed funds	0.74	0.56	1.33	1.57	1.99
Interest-bearing liabilities	0.54	0.55	1.05	1.23	1.41
Net interest margin	3.29	3.53	3.79	3.68	3.81
1Refer to Reconciliations of Non-GAAP Financial Measures table for a reconciliation of these measures to GAAP.

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	Quarter ended
(in thousands, except per share data)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
ASSET QUALITY
Net charge-offs	$1,027	$309	$1,183	$2,544	$1,070
Nonperforming loans	39,623	41,473	37,204	26,425	15,569
Classified assets	84,710	96,678	104,754	85,897	93,984
Nonperforming loans to total loans	0.65%	0.68%	0.68%	0.50%	0.30%
Nonperforming assets to total assets	0.53%	0.55%	0.56%	0.45%	0.33%
Allowance for loan losses to total loans	2.01%	1.80%	1.69%	0.81%	0.85%
Allowance for loan losses to nonperforming loans	311.1%	265.9%	247.8%	163.8%	286.2%
Net charge-offs to average loans (annualized)	0.07%	0.02%	0.09%	0.19%	0.08%

WEALTH MANAGEMENT
Trust assets under management	$1,641,980	$1,602,358	$1,445,521	$1,671,082	$1,583,260
Trust assets under administration	2,433,026	2,455,111	2,139,673	2,524,478	2,404,950

MARKET DATA
Book value per common share	$33.66	$33.13	$32.36	$32.67	$31.79
Tangible book value per common share[1]	$24.80	$24.22	$23.38	$23.76	$22.82
Market value per share	$27.27	$31.12	$27.91	$48.21	$40.75
Period end common shares outstanding	26,210	26,196	26,161	26,543	26,613
Average basic common shares	26,217	26,180	26,473	26,540	26,778
Average diluted common shares	26,228	26,195	26,539	26,668	26,868

CAPITAL
Total risk-based capital to risk-weighted assets	14.6%	14.4%	12.9%	12.9%	12.7%
Tier 1 capital to risk-weighted assets	11.6%	11.4%	11.0%	11.4%	11.2%
Common equity tier 1 capital to risk-weighted assets	10.2%	9.9%	9.6%	9.9%	9.6%
Tangible common equity to tangible assets[1]	8.0%	7.8%	8.4%	8.9%	8.5%

[1]Refer to Reconciliations of Non-GAAP Financial Measures table for a reconciliation of these measures to GAAP.

ENTERPRISE FINANCIAL SERVICES CORP
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	Quarter ended					Nine Months ended
($ in thousands)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
CORE PERFORMANCE MEASURES
Net interest income	$63,354	$65,833	$63,368	$61,613	$63,046	$192,555	$177,104
Less: Incremental accretion income	1,235	719	1,273	576	2,140	3,227	4,207
Core net interest income	62,119	65,114	62,095	61,037	60,906	189,328	172,897

Total noninterest income	12,629	9,960	13,408	14,418	13,564	35,997	34,758
Less: Other income from non-core acquired assets	—	—	—	4	1,001	—	1,368
Less: Gain on sale of investment securities	417	—	4	(94)	337	421	337
Less: Other non-core income	—	265	—	—	—	265	266
Core noninterest income	12,212	9,695	13,404	14,508	12,226	35,311	32,787

Total core revenue	74,331	74,809	75,499	75,545	73,132	224,639	205,684

Total noninterest expense	39,524	37,912	38,673	38,354	38,239	116,109	127,131
Less: Other expenses related to non-core acquired loans	25	12	12	33	18	49	224
Less: Merger-related expenses	1,563	—	—	—	393	1,563	17,969
Core noninterest expense	37,936	37,900	38,661	38,321	37,828	114,497	108,938

Core efficiency ratio	51.04%	50.66%	51.21%	50.73%	51.73%	50.97%	52.96%

NET INTEREST MARGIN TO CORE NET INTEREST MARGIN (TAX EQUIVALENT)
Net interest income	$64,192	$66,537	$63,978	$62,141	$63,483	$194,707	$178,188
Less: Incremental accretion income	1,235	719	1,273	576	2,140	3,227	4,207
Core net interest income	$62,957	$65,818	$62,705	$61,565	$61,343	$191,480	$173,981

Average earning assets	$7,770,084	$7,571,196	$6,791,459	$6,704,506	$6,604,083	$7,379,012	$6,193,197
Reported net interest margin	3.29%	3.53%	3.79%	3.68%	3.81%	3.52%	3.85%
Core net interest margin	3.22%	3.50%	3.71%	3.64%	3.69%	3.47%	3.76%

	Quarter ended
($ in thousands)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
SHAREHOLDERS’ EQUITY TO TANGIBLE COMMON EQUITY AND TOTAL ASSETS TO TANGIBLE ASSETS
Shareholders’ equity	$882,267	$867,963	$846,436	$867,185	$846,095
Less: Goodwill	210,344	210,344	210,344	210,344	211,251
Less: Intangible assets	21,820	23,196	24,585	26,076	27,626
Tangible common equity	$650,103	$634,423	$611,507	$630,765	$607,218

Total assets	$8,367,976	$8,357,501	$7,500,643	$7,333,791	$7,346,791
Less: Goodwill	210,344	210,344	210,344	210,344	211,251
Less: Intangible assets	21,820	23,196	24,585	26,076	27,626
Tangible assets	$8,135,812	$8,123,961	$7,265,714	$7,097,371	$7,107,914

Tangible common equity to tangible assets	7.99%	7.81%	8.42%	8.89%	8.54%

	Quarter Ended
($ in thousands)	Sep 30, 2020	Jun 30, 2020	Sep 30, 2019
AVERAGE SHAREHOLDERS’ EQUITY AND AVERAGE TANGIBLE COMMON EQUITY
Average shareholder’s equity	$885,496	$868,163	$843,974
Less average goodwill	210,344	210,344	211,251
Less average intangible assets	22,489	23,873	28,392
Average tangible common equity	$652,663	$633,946	$604,331

	Quarter Ended
($ in thousands)	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
CALCULATION OF PRE-PROVISION NET REVENUE
Net interest income	$63,354	$65,833	$63,368	$61,613	$63,046
Noninterest income	12,629	9,960	13,408	14,418	13,564
Less: Noninterest expense	39,524	37,912	38,673	38,354	38,239
Merger-related expenses	1,563	—	—	—	393
PPNR (excluding merger-related expenses)	$38,022	$37,881	$38,103	$37,677	$38,764

	Quarter Ended	Quarter Ended
($ in thousands, except per share data)	Sep 30, 2020	Jun 30, 2020
IMPACT OF PAYCHECK PROTECTION PROGRAM
Net income - GAAP	$17,951	$14,634
PPP interest and fee income	(5,226)	(4,083)
Related tax effect	1,291	1,009
Adjusted net income - Non-GAAP	$14,016	$11,560

Average diluted common shares	26,228	26,195
EPS - GAAP net income	$0.68	$0.56
EPS - Adjusted net income	$0.53	$0.44

Average assets - GAAP	$8,341,968	$8,158,204
Average PPP loans, net	(813,244)	(634,632)
Adjusted average assets - Non-GAAP	$7,528,724	$7,523,572

ROAA - GAAP net income	0.86%	0.72%
ROAA - Adjusted net income, adjusted average assets	0.74%	0.62%

PPNR (excluding merger-related expenses) - Non-GAAP (see reconciliation above)	$38,022	$37,881
PPP interest and fees	(5,226)	(4,083)
Adjusted PPNR (excluding merger-related expenses) - Non-GAAP	$32,796	$33,798

PPNR ROAA (excluding merger-related expenses) - PPNR (excluding merger-related expenses)	1.81%	1.87%
PPNR ROAA (excluding merger-related expenses) - adjusted PPNR (excluding merger-related expenses), adjusted average assets	1.73%	1.81%

Tangible assets - Non-GAAP (see reconciliation above)	$8,135,812	$8,123,961
PPP loans outstanding, net	(819,100)	(807,814)
Adjusted tangible assets - Non-GAAP	$7,316,712	$7,316,147

Tangible common equity Non - GAAP (see reconciliation above)	$650,103	$634,423
Tangible common equity to tangible assets	7.99%	7.81%
Tangible common equity to tangible assets - adjusted tangible assets	8.89%	8.67%

Average assets for leverage ratio	$8,115,020	$7,928,286
Average PPP loans, net	(813,244)	(634,632)
Adjusted average assets for leverage ratio - Non-GAAP	$7,301,776	$7,293,654

Tier 1 capital	$745,397	$726,574
Leverage ratio	9.2%	9.2%
Leverage ratio - adjusted average assets for leverage ratio	10.2%	10.0%

Net interest income - tax equivalent	$64,192	$66,537
PPP interest and fees	(5,226)	(4,083)
Adjusted net interest income - tax equivalent	$58,966	$62,454

Average earning assets -GAAP	$7,770,084	$7,571,196
Average PPP loans, net	(813,244)	(634,632)
Adjusted average earning assets - Non-GAAP	$6,956,840	$6,936,564

Net interest margin - tax equivalent	3.29%	3.53%
Net interest margin - tax equivalent - adjusted net interest income, adjusted average earning assets	3.37%	3.62%

Loans - GAAP	$6,126,307	$6,140,051
PPP loans outstanding, net	(819,100)	(807,814)
Adjusted loans - Non-GAAP	$5,307,207	$5,332,237

Allowance for credit losses on loans	$123,270	$110,270
Allowance for credit losses on loans/loans - GAAP	2.01%	1.80%
Allowance for credit losses on loans/loans - adjusted loans	2.32%	2.07%